UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2006

001-31609

(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North

152 Proes Street

Pretoria 0002

The Republic of South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|  No  |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On May 30, 2006, Vodacom Group (Proprietary) Limited ("Vodacom") (unlisted), in which Telkom SA Limited ("Telkom") has a 50% holding, issued a press statement announcing certain key financial highlights for the year ended March 31, 2006. A copy of the press statement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press statement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 5, 2006, Telkom filed for an overall average price decrease of 2.1% on its basket of regulated services with the Independent Communications Authority of South Africa. If accepted, the proposed price changes will become effective from August 1, 2006. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 5, 2006, Telkom announced its group annual results for the year ended March 31, 2006 to the JSE Limited. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference. The group annual results contain forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 5, 2006, Telkom presented its group annual results for the year ended March 31, 2006. A copy of the presentation is attached hereto as Exhibit 99.4 and is incorporated herein by reference. The presentation of the group annual results contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 5, 2006, Telkom issued an announcement to the JSE Limited, notifying that it had declared Dividend No. 11 of 500 cents per share and a special dividend of 400 cents per share for the year ended March 31, 2006. A copy of the announcement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

On June 5, 2006, Vodacom announced its annual results for the year ended March 31, 2006. A copy of the announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference. The announcement contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 5, 2006, Vodacom presented its annual results for the year ended March 31, 2006. A copy of the presentation is attached hereto as Exhibit 99.7 and is incorporated herein by reference. The presentation of the annual results contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On June 19, 2006, Telkom announced the resignation of Ms Thenjiwe Chikane as non-executive director to the Telkom board, with effect from June 19, 2006. Telkom further announced the appointment, with effect from June 19, 2006, of Ms Keitumetse Matthews as non-executive director of the Telkom board. A copy of the announcement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

On July 3, 2006, Telkom issued a statement to the media in response to reports in the press about Vodafone expressing interest in taking over Telkom. A copy of the statement is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom Group (Proprietary) Limited ("Vodacom"), in which Telkom has a 50% holding, or by officers, directors or employees acting on their behalf, that are not statements of historical facts, particularly Telkom's expectations with respect to basic and headline earnings per share, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's or Vodacom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's or Vodacom's actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and Telkom's other filings and submissions with the SEC, which are available on Telkom's website at www.Telkom.co.za/ir, including, but not limited to, the completion of Telkom's results for the year ended March 31, 2006 and the audit thereon, increased competition in the South African telecommunications market; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; Telkom's and Vodacom's ability to attract and retain key personnel; Telkom's inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit Telkom's flexibility and ability to implement its preferred strategies; Vodacom's continued payment of dividends or distributions to Telkom; Telkom's ability to improve and maintain its management information and other systems; Telkom's negative working capital; changes in technology and delays in the implementation of new technologies; Telkom's ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; Telkom's ability to improve its internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to Telkom's control by the Government of the Republic of South Africa and major shareholders and the South African government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearings before the Competition Commission, its proceedings with Telcordia Technologies Incorporated and others; Telkom's ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services; Telkom's ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring interception, and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the South African Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to Telkom or Vodacom or not currently considered material by them.

You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date of this trading statement, either to conform them to actual results or to changes in its expectations.

Exhibit	Description

99.1	Press statement, dated May 30, 2006, issued by Vodacom Group (Proprietary) Limited ("Vodacom"), announcing certain key financial highlights for the year ended March 31, 2006.

99.2	Announcement, dated June 5, 2006, issued by Telkom SA Limited ("Telkom"), announcing that it has filed an overall average price decrease of 2.1% on its basket of regulated services, with ICASA.

99.3	Announcement, issued by Telkom on June 5, 2006, of its group annual results for the year ended March 31, 2006.

99.4	Telkom's presentation of its group annual results for the year ended March 31, 2006 presented on June 5, 2006.

99.5	Announcement, dated June 5, 2006, issued by Telkom to the JSE Limited, providing notification of dividends declared for the year ended March 31, 2006.

99.6	Announcement, issued by Vodacom on June 5, 2006, of its annual results for the year ended March 31, 2006.

99.7	Vodacom's presentation of its annual results for the year ended March 31, 2006 presented on June 5, 2006.

99.8	Announcement, dated June 19, 2006, issued by Telkom, announcing the resignation and appointment of directors.

99.9	Press statement, dated July 3, 2006, issued by Telkom, responding to reports about Vodafone expressing interest in taking over Telkom.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Kaushik Patel
Name: Kaushik Patel
Title: Chief Financial Officer

Date:	July 14, 2006